C21 Investments Reports Revenue of $37.7 million for Fiscal 2020

Loyal customer base has minimized impact from COVID-19

VANCOUVER, May 28, 2020 - C21 Investments Inc. (CSE: CXXI and OTC: CXXIF) today announced preliminary, unaudited, results for its fiscal year end of January 31, 2020.

Highlights: (all currency is in US dollars)

Fiscal 2020 (February 1, 2019 to January 31, 2020) (unaudited):

  Revenue of $37.7 million (an increase of 1400% year-over-year)
  Gross Margin of $16.1 million (before fair value adjustments), 43% of Revenue
  Adjusted EBITDA[1] of $6.0 million
  638,115 customer transactions

Fourth Quarter (November 1, 2019 to January 31, 2020) (unaudited):

  Q4 Revenue of $9.5 million (an increase of 365% over Q4 2019)
  Gross Margin of $4.0 million (before fair value adjustments), 42% of Revenue
  Adjusted EBITDA1,[2] of $2.9 million
  166,097 customer transactions

During Fiscal 2020, C21 Investments successfully streamlined its Oregon operations while ramping up its second Silver State Relief dispensary in Fernley, Nevada.  These changes resulted in improved operating cash flows, which funded $5 million of debt reduction without dilutive financing.  C21 Investments also acquired key Phantom Farms' real estate assets thereby reducing long-term lease liabilities. The Company continues to look for opportunities to optimize operations and divest non-core assets.

Silver States' Sparks location remains one of the leading dispensaries in Nevada.  While there is a total of 14 licensed dispensaries in the county, the Sparks dispensary managed to capture 24% of county sales[3] during the year.  Sales from Silver State represented approximately 5% of the entire Nevada market3, with more than 1,750 customer transactions per day. C21 Investments also launched Phantom Farms' flower and a newly created Phantom CBD product line in Nevada. The Nevada dispensaries' top-selling SKUs were from Swell's Hood Oil brand.  With these successes, C21 Investments believes its profitable dispensary model and scalable cultivation and extraction facilities in Nevada represent strong future growth opportunities for the Company.

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1 Adjusted EBITDA is a non-IFRS financial measure, in which IFRS does not prescribe any standard definitions.  As a result, the Company’s Adjusted EBITDA included herein is not necessarily comparable to similar measures presented by other issuers.
2 Q4 EBITDA contains certain year-end adjustments.
3 Includes State of Nevada data for the fiscal period: https://tax.nv.gov/uploadedFiles/taxnvgov/Content/TaxLibrary/Copy%20of%20NV-Marijuana-Revenue-FY19.pdf https://tax.nv.gov/uploadedFiles/taxnvgov/Content/TaxLibrary/NV-Marijuana-Revenue-FY20(5).pdf

COVID-19 Update:

In March, cannabis dispensaries were deemed an essential business in Oregon and Nevada; however the State of Nevada mandated cannabis be delivery-only at that time. As restrictions were eased, curbside delivery was introduced May 1st, which has proven to be highly successful at Silver State's dispensaries. With in-store restrictions lifted May 9th, the Company's dispensaries have returned to pre-COVID-19 revenue run rates. Notwithstanding the COVID-19 business disruptions, Q1 Nevada dispensary revenues were approximately 88% of Q4 levels and 98% of Q1 of last year.  This strong performance is attributed to a loyal customer base, which has enabled C21 Investments and its Silver State dispensaries to fare better than many in-state peers who are more reliant on tourist traffic.

There have been no other material business developments in the Company's operations which have not previously been disclosed.

Temporary Regulatory Filing Relief:

As a result of logistical delays caused by the COVID-19 pandemic, the Company is relying on the British Columbia Securities Commission's blanket order, BC Instrument 51-515 Temporary Exemption from Certain Corporate Finance Requirements (the "Exemption"), and comparable exemptions in other Canadian provincial jurisdictions to postpone the filing of its January 31, 2019 audited annual financial statements, and management's discussion and analysis (the "Annual Filings"). The Company is otherwise required to release its Annual Filings on or prior to June 1, 2020 pursuant to National Instrument 51-102 Continuous Disclosure Obligations, which is now estimated to be filed on or before July 14, 2020 in reliance of the Exemption.

The Company is also relying on the U.S. Securities and Exchange Commission order (Release No. 34-88465) dated March 25, 2020 (the "SEC Order"), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the COVID-19 pandemic. Therefore, the Company is relying on the SEC Order to extend the June 1, 2020 due date for the filing of the annual report on Form 20-F (the "Annual Report") estimated to be filed on or before July 14, 2020 (no later than forty-five (45) days after the original due date).

The CSE has not accepted responsibility for the adequacy or accuracy of this release

Media contact:

Skyler Pinnick

Chief Marketing Officer and Director

Sky.Pinnick@cxxi.ca

+1 833 BUY-CXXI (289-2994)

Investor contact:

Michael Kidd

Chief Financial Officer and Director

Michael.Kidd@cxxi.ca

+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's opportunities for growth in Nevada, the performance of the Company's dispensaries, the performance of the Company's brands and the continued demand for cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure its secured debt and to service its restructured debt. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.